U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2002

NORTHSTAR AEROSPACE (CANADA) INC.

105 Bedford Road

Toronto, Ontario

Canada  M5R 2K4

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐      No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                           .

NORTHSTAR AEROSPACE REPORTS A CONTINUED TREND OF IMPROVED PROFITABILITY

REPORT TO SHAREHOLDERS - QUARTER ENDED SEPTEMBER 30, 2002

TORONTO, November 12, 2002 - Northstar Aerospace (formerly Derlan Industries) today reported earnings from continuing operations for the third quarter ending September 30, 2002 of $4.6 million or 16¢ per share compared to $0.5 million or 02¢ per share in the prior year period.  Net earnings, after discontinued operations were $4.1 million or 14¢ per share compared to a loss of $1.2 million or 4 ¢ per share in the prior year period.

Revenue from continuing operations totaled $43.3 million in the third quarter compared to $48.0 million in the prior year or a decrease of 10.8%.

Year to date earnings from continuing operations totaled $9.8 million (34¢ per share) compared to $3.3 million (11.5¢ per share).  Net earnings, after discontinued operations were 30¢ per share compared to a loss of 4¢ per share in the prior period.

EBIT margins were 19.9% for the third quarter compared to 9% in the prior year.  For the nine months ended September 30, EBIT margins were 15.3% compared to 9.6% in the prior year.   Improvements reflected cost reductions through facility integration, continued productivity improvements and lower administrative costs.

A more detailed discussion of the third quarter and first nine months of 2002 is contained in the Management Discussion and Analysis including comments on the comparability of results between the current and prior year.  This is attached to the Interim Consolidated Financial Statements for the quarter and nine months ended September 30, 2002.

Commenting on these results, President and Chief Executive Officer Donald Jackson stated:

“The third quarter was our strongest quarter of 2002 and even after adjusting for comparability between periods, showed significant increase over the prior year.  Our military programs continue to turn in strong revenues and improved margins.  Productivity improvements and increased plant utilization have been a major factor in our successes in 2002.  Our commercial aerospace machining activities and MRO activities are still performing below 2001 as a result of the downturn in these markets.  We are seeing signs of improvement but are unsure of when we will return to the levels of revenue and profitability we saw in 2001 for those areas of our business.

We anticipate the fourth quarter to be another strong one, with results similar to the third quarter.  Military related revenues now comprise over 60% of our revenues.

While the commercial aviation portion of our business continues to be adversely affected by soft industry demand, we believe that these businesses reflect significant longer-term opportunities.  Northstar is well positioned to balance both military and commercial applications for superior longer-term performance under a variety of economic conditions.

2002 Northstar Aerospace Q3 Report to Shareholders

Northstar Aerospace continued to maintain a strong backlog.  At September 30, 2002 the backlog was $231 million, compared to $256 million a year ago.

The discontinued pump operations had losses in the third quarter, primarily related to a downturn in operations in North America.  We continue to have discussions with our joint venture partner regarding the disposal of our pump investments.

The search for a new President is progressing.

Forward Looking Statements

This report includes “forward-looking statements” that are subject to risk and uncertainty.  All statements other than statements of historical facts included in this report, including, without limitation, those regarding the Company’s financial position, business strategy, projected costs and plans, projected revenues, objectives of management for future operations, and certain other items discussed above may be or include forward-looking statements.  There is uncertainty over the impact of the September 11, 2001 terrorist attacks and the declining North American economy on the Company’s revenues and earnings for 2002 and beyond.  There is also uncertainty as a result of the extend and duration of a downturn in the commercial aerospace market, the impact of lower world wide commercial passenger air travel, air freight traffic and the impact of the level of future U.S. military expenditures.  Forward-looking information contained herein is based upon a number of assumptions regarding the Canadian, U.S. and global economic environment and local and foreign government policies and actions.  Actual future results of the Company may differ materially depending on a variety of factors, including production rates, timing of product deliveries, Canadian, U.S. and foreign government activities, volatility of the market for the Company’s products and services, worldwide political stability, factors that result in significant and prolonged disruption to commercial air travel worldwide, worldwide political stability, domestic and international economic conditions, and other political and economic risks and uncertainties.  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to have been correct.  Important factors that could cause actual results to differ materially from the Company’s expectations (“Cautionary Statements’), are included in the Company’s Annual Report for the Year Ended December 31, 2001 - Management’s Discussion and Analysis - Risks and Uncertainties, and in Form 20F under the heading of Risks and Uncertainties.  All information contained in this report and subsequent written and oral forward-looking statements attributable to the Company or persons acting on behalf of the Company are expressly qualified in their entirety by the Cautionary Statements.

Non-GAAP Measure

The Company defines EBITDA as earnings from operations before interest, income taxes, depreciation, amortization and write off of deferred development costs.

The Company has included information concerning EBITDA because it believes certain investors use this measure as a means of measuring continuing financial performance.  EBITDA is not a measure of financial performance under Canadian or American generally accepted accounting principles (“GAAP”).  As well, this measure has no standardized meaning prescribed under GAAP and may not be comparable to similarly titled measures used by other companies.  This measure should not be construed as an alternative to cash flow from operations or earnings from operations as determined in accordance with GAAP as measures of liquidity or earnings.

Donald K. Jackson

President and CEO

Attachments:

Consolidated Balance Sheet

Consolidated Statement of Shareholder’s Equity

Consolidated Statement of Operations

Consolidated Statement of Cash Flows

Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

As at September 30, 2002

(in thousands of Canadian dollars except share amounts)

Unaudited

	September 30 2002	December 31 2001

ASSETS

Current

Accounts receivable	$33,396	$30,433
Inventories	89,627	77,692
Prepaid expenses and other	2,067	1,864
Discontinued operations (note 4)	29,763	25,089

Total current assets	154,853	135,078

Property, plant and equipment	59,079	58,907
Other long-term assets (note 3b)	30,556	36,388

TOTAL ASSETS	$244,488	$230,373

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Bank indebtedness	$14,284	$8,283
Accounts payable and accrued liabilities	29,242	29,834
Current portion of long-term debt	722	903
Discontinued operations (note 4)	28,068	22,806

Total current liabilities	72,316	$61,826

Long-term debt	100,625	101,554
Other long-term liabilities (note 3c)	20,759	22,977

TOTAL LIABILITIES	193,700	186,357

SHAREHOLDERS’ EQUITY	50,788	44,016

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$244,488	$230,373

To be read in conjunction with notes to interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the quarter ended September 30, 2002

(in thousands of Canadian dollars except share amounts)

Unaudited

	Three Months Ended September 30		Nine Months Ended September 30
	2002	2001	2002	2001
Deficit – beginning of period as previously reported	$(92,911)	$(97,287)	$(95,066)	$(95,615)

Change in accounting policy (note 2)	—	—	(2,357)	(1,696)

Deficit – beginning of period as restated	(92,911)	(97,287)	(97,423)	(97,311)

Net income for the period	4,105	(1,156)	8,617	(1,132)

Deficit – end of period	(88,806)	(98,443)	(88,806)	(98,443)

Capital stock	152,642	152,625	152,642	152,625
Currency Translation Adjustment – Continuing operations	(3,581)	(3,581)	(3,581)	(3,581)
Currency Translation Adjustment – Discontinued Operations (note 4)

Beginning of period	(9,326)	(8,445)	(7,605)	(9,301)

Translation adjustment for the period	(141)	99	(1,862)	955

End of period	(9,467)	(8,346)	(9,467)	(8,346)

TOTAL SHAREHOLDERS’ EQUITY	$50,788	$42,255	$50,788	$42,255

To be read in conjunction with notes to interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the quarter ended September 30, 2002

(in thousands of Canadian dollars except per share amounts)

Unaudited

	Three Months Ended September 30		Nine Months Ended September 30
	2002	2001	2002	2001

REVENUES	$43,307	$48,013	$132,710	$143,809

COST OF SALES AND EXPENSES
Cost of sales	27,928	34,041	92,573	103,309
Selling, general and administration	4,751	4,536	13,805	14,089
Foreign exchange (gain)/loss (note 2)	(79)	351	(21)	1,894
Depreciation and amortization (note 2)	2,081	2,209	6,019	6,486
Write off of deferred development costs (note 3f)	—	2,569	—	2,569
Unusual item (note 3e)	—	—	—	1,600
Interest, net	2,626	2,519	7,752	8,084

Income from continuing operations before income taxes	6,000	1,788	12,582	5,778
Income taxes	1,386	1,275	2,812	2,501

Income from continuing operations	4,614	513	9,770	3,277
Discontinued operations (note 4)	(509)	(1,669)	(1,153)	(4,409)

NET INCOME FOR THE PERIOD	$4,105	$(1,156)	$8,617	$(1,132)

INCOME (LOSS) PER COMMON SHARE (Note 3d)

Basic
Continuing operations	0.16	0.02	0.34	0.11
Discontinued operations	(0.02)	(0.06)	(0.04)	(0.15)
NET INCOME PER COMMON SHARE - BASIC	0.14	(0.04)	0.30	(0.04)

Diluted
Continuing operations	0.15	0.02	0.32	0.11
Discontinued operations	(0.02)	(0.06)	(0.04)	(0.15)
NET INCOME PER COMMON SHARE - DILUTED	0.13	(0.04)	0.28	(0.04)

WEIGHTED AVERAGE NUMBER OF SHARES
Basic	28,837,921	28,833,318	28,837,921	28,833,318
Diluted	30,495,071	29,908,469	30,495,071	29,908,469

To be read in conjunction with notes to interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the quarter ended September 30, 2002

(in thousands of Canadian dollars except share amounts)

Unaudited

	Three months ended September 30		Nine Months Ended September 30
	2002	2001	2002	2001
OPERATING ACTIVITIES
Income from continuing operations	$4,614	$513	$9,770	$3,277
Items not affecting cash:
Depreciation and amortization (note 2)	2,081	2,209	6,019	6,486
Post retirement benefits	—	—	377	403
Write-off of deferred development costs (note 3f)	—	2,569	—	2,569
Foreign exchange (gains)/losses	(79)	351	(21)	1,894
Future income taxes	1,291	1,147	2,591	1,897

	7,907	6,789	18,736	16,526
Net change in non-cash working capital balances related to continuing operations (note 3a)	(12,311)	(5,918)	(15,710)	(12,493)

	(4,404)	871	3,026	4,033

Discontinued operations	1,051	(327)	1,520	163

Cash (used for) provided by operating activities	(3,353)	544	4,546	4,196

INVESTING ACTIVITIES
Acquisitions	—	—	—	(3,609)
Capital expenditures	(3,252)	(941)	(5,914)	(6,233)
Decrease (increase) in long-term assets	(18)	1,027	(96)	1,632
Discontinued operations	(256)	(472)	(402)	(940)

Cash used for investing activities	(3,526)	(386)	(6,412)	(9,150)

FINANCING ACTIVITIES
Common shares issued	—	—	17	—
Long-term debt repayments	(224)	61	(1,095)	(888)
Increase (decrease) in bankindebtedness	8,850	(2,645)	6,011	5,848
Increase (decrease) in other long term liabilities	(952)	1,628	(1,949)	(782)
Discontinued operations	(795)	798	(1,118)	776

Cash provided by (used for) financing activities	6,879	(158)	1,866	4,954

Change in cash during the period	—	—	—	—

CASH AT BEGINNING AND END OF PERIOD	—	—	—	—

To be read in conjunction with notes to interim consolidated financial statements.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Quarter ended September 30, 2002

(in thousands of Canadian dollars except share amounts)

UNAUDITED

1.              SIGNIFICANT ACCOUNTING POLICIES

Accounting standards

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), using the same accounting policies as note 1 to the Consolidated Financial Statements for the year ended December 31, 2001.  Accordingly, these interim consolidated financial statements do not include all of the disclosures required by generally accepted accounting principles for annual financial statements.  In the opinion of management, all adjustments considered necessary for fair presentation have been included; all such adjustments are of a normal, recurring nature. Operating results for the quarter ended September 30, 2002 are not necessarily indicative of the results for the full year ending December 31, 2002.

Certain comparative figures have been reclassified to conform to the current year’s presentation.  Specifically, the pump investment has been classified as a discontinued operation (note 4)  for all periods covered in these financial statements.

2.              CHANGES IN ACCOUNTING POLICIES

Goodwill and intangible assets

The Company adopted the new CICA Handbook Section 3062 “Goodwill and Intangible Assets” on January 1, 2002.  The new standard eliminates the amortization of goodwill.  The company has assessed the carrying value of goodwill which amounted to $6.8 million at September 30, 2002 and has concluded that there is no impairment in value.  Retroactive application is not permitted for the new standard on goodwill and other intangible assets. On a pro-forma basis, the impact of adopting the new standard on prior period earnings is:

Three Months Ended September 30

Nine Months Ended September 30

	2002	2001	2002	2001

Net income (loss) for the period	$4,105	$(1,156)	$8,617	$(1,132)
Add back: goodwill amortization	—	333	—	$880

Adjusted net income (loss) for the period	$4,105	$(823)	$8,617	$(252)

Income (loss) per common share	$0.14	$(0.04)	$0.30	$(0.04)
Goodwill amortization	—	0.01	—	0.03

Adjusted income (loss) per common share	$0.14	$(0.03)	$0.30	$(0.01)

Stock based compensation

Effective January 1, 2002, the Company adopted the new CICA accounting standard relating to stock-based compensation and other stock-based payments.  This new standard requires either the recognition of compensation expense at fair value for grants of stock, stock options and other equity instruments to employees, or, alternatively, the disclosure of pro forma net earnings and net earnings per share data as if stock-based compensation had been recognized in earnings.  The Company has elected to disclose pro forma net earnings and earnings per share data. Therefore, adoption of this new standard has not affected the Company’s results of operations and financial position.

Foreign currency translation

Effective January 1, 2002, the Company adopted, with retroactive application, the new CICA accounting standard in respect of foreign currency translation that eliminated the deferral and amortization of currency translation adjustments related to long-term monetary items with a fixed and ascertainable life.  The effect was to decrease the unamortized deferred foreign exchange asset and to increase the opening deficit by $2,357 (2000 - $1,696).

3.              SUPPLEMENTARY INFORMATION

a)     Details of changes in non-cash working capital items related to continuing operations as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2002	2001	2002	2001

Cash provided by (used for):
Accounts receivable	$(11,520)	$7,263	$(3,021)	$6,480
Inventories	(1,519)	(6,181)	(11,996)	(11,401)
Prepaid expenses and other	(602)	84	(205)	788
Accounts payable and accrued liabilities	1,330	(7,084)	(488)	(8,360)

Cash used, net	$(12,311)	$(5,918)	$(15,710)	$(12,493)

b)              Other long term assets comprise the following:

	September 30 2002	December 31 2001

Notes receivable and other	$714	$964
Debt issue costs net of amortization of $3,635 (2001 - $3,310)	1,888	2,063
Investments, at estimated recoverable amount	1,104	1,104
Future income tax asset	2,430	5,021
Goodwill	6,822	6,822
Discontinued operations (note 4)	17,598	20,414

Total other long-term assets	$30,556	$36,388

c)              Other long-term liabilities comprise:

	September 30 2002	December 31 2001

Pensions and post retirement benefits	$11,096	$11,889
Environmental remediation on discontinued business - long- term portion	3,245	4,059
Other	261	286
Discontinued operations (note 4)	6,157	6,743

Total other long-term liabilities	$20,759	$22,977

d)              Earnings per share

The calculation of earnings per share is based on the weighted average number of shares outstanding of 28,837,921 for 2002 and 28,833,318 for 2001.  Diluted earnings per share reflect the dilutive effect of the exercise of options where the grant price was below the average market price for the period ended September 30.  The dilutive effect of options for 2002 was 1,657,150 shares and was 1,075,150 shares at September 30, 2001.

e)              Unusual item

In March 2001, the Company recorded a $1,600 charge for severance and related payments to employees at Northstar Chicago as a result of a new five-year collective bargaining agreement.  As part of the settlement, staffing levels were reduced significantly.

f)                Write off of Deferred Development Costs

Changes in U.S. Army operational and funding priorities have led to an extended delay in the time frame for developing a replacement transmission for the AH-64 Apache helicopter.  Due to this extended time frame and greater uncertainty of the ultimate return of this investment, the Company wrote off in 2001 previously deferred development costs of $2,569.  This amount represents all development costs that had been capitalized in preceding years related to a new main transmission for the AH-64 Apache helicopter utilizing split-torque face gear technology.

4.              DISCONTINUED OPERATIONS

Management initiated a detailed review of the pump investments and related operations in 2001 and concluded that the Company should dispose of these investments to concentrate on its aerospace business.  On April 12, 2002 the Board of Directors approved a formal plan to sell the  pump investments. The sale of these investments is expected to be complete during 2003.  The results of the pump operations and its assets and liabilities have been segregated and reported separately in these financial statements under the title of “Discontinued Operations.” The comparative figures have been reclassified to conform to the current year’s presentation.

The pump business manufactures, designs and fabricates centrifugal pumps for the municipal agricultural, industrial and oil and gas markets; operates an iron and steel foundry; manufactures machine parts for industrial and consumer OEMs, and is involved in pump retrofit and repair and pipeline technology.  The business is carried on in Mexico, Germany and the United States.

The net loss on discontinued operations included in these financial statements are as follows:

Three Months Ended September 30

Nine Months Ended September 30

	2002	2001	2002	2001

Revenues	$16,520	$13,064	$44,794	$39,425
Cost of sales	11,661	10,808	33,702	32,237
Selling, general and administration	4,262	3,002	9,259	8,885
Depreciation and amortization	548	533	1,738	1,651
Interest	484	385	1,242	1,468

Loss before income taxes	(435)	(1,664)	(1,147)	(4,816)
Income tax expense (recovery)	74	5	6	(407)

Loss from discontinued pump operations	$(509)	$(1,669)	$(1,153)	$(4,409)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHSTAR AEROSPACE (CANADA) INC.
(Registrant)

Date:	November 15, 2002	By:	/s/ Randal L. Levine
		Name:	Randal L. Levine
		Title:	Vice-President and Chief Financial Officer